ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

VIZSLA SILVER CORP.

(the "Company")

October 3, 2024

REPORT OF VOTING RESULTS

Pursuant to Section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations ("NI 51-102")

In accordance with section 11.3 of NI 51-102 and following the annual general and special meeting of the shareholders of the Company held on October 3, 2024 (the "Meeting"), we hereby advise of the following voting results as tabulated at the Meeting:

Total Shares issued and outstanding at record date of August 23, 2024	242,400,700
Total Shares represented at the Meeting in person or by proxy	122,018,037
Percentage of total Shares represented at the Meeting	50.34%

1. Number of Directors

Based on the proxies received and a show of hands by Shareholders present at the meeting, the resolution to set the number of directors to seven was approved.  These were the results:

VOTES
# FOR	% FOR	# AGAINST	% AGAINST
121,576,143	99.65%	428,703	0.35%

2. Election of Directors

Based on the proxies received and a show of hands by Shareholders present at the meeting, the following individuals were elected as directors of the Company to serve until the next annual shareholders' meeting or until his or her successor is duly elected or appointed, with the following results:

NAME OF NOMINEE	VOTES
	# FOR	% FOR	# WITHHELD	% WITHHELD
Craig Parry	86,397,937	80.29%	21,213,235	19.71%
Michael Konnert	107,455,538	99.86%	155,634	0.14%
Simon Cmrlec	107,458,278	99.86%	152,894	0.14%

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NAME OF NOMINEE	VOTES
	# FOR	% FOR	# WITHHELD	% WITHHELD
Harry Pokrandt	105,370,433	97.92%	2,240,739	2.08%
David Cobbold	95,838,258	89.06%	11,772,914	10.94%
Eduardo Luna	107,423,930	99.83%	187,242	0.17%
Sukhjit Gill	107,373,125	99.78%	238,047	0.22%

3. Appointment of Auditors

Based on the proxies received and a show of hands by Shareholders present at the meeting, MNP LLP was appointed as the Company's auditor for the ensuing year and the directors were authorized to determine remuneration to be paid to the auditor and the following were the results:

VOTES
# FOR	% FOR	# WITHHELD	% WITHHELD
121,643,716	99.70%	361,131	0.30%

4. Omnibus Equity Incentive Compensation Plan

Based on the proxies received and a show of hands by Shareholders present at the meeting, the Omnibus Equity Incentive Compensation Plan was authorized, approved and confirmed.  The following were the results:

VOTES
# FOR	% FOR	# AGAINST	% AGAINST
78,193,385	72.66%	29,417,787	27.34%

All of the above matters are described in greater detail in the Information Circular provided to the Company's shareholders prior to the Meeting and is available on the Company's profile on SEDAR+ and EDGAR.

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